Stradley Ronon Stevens & Young, LLP 2005 Market Street, Suite 2600 Philadelphia, PA 19103 215.564.8000 www.stradley.com

Jonathan M. Kopcsik, Esq.
(215) 564-8099
jkopcsik@stradley.com

October 22, 2021
VIA EDGAR

Valerie J. Lithotomos
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C.  20549-9303

Re:	PFM Multi-Manager Series Trust (the “Trust”)
Preliminary Proxy Statement
File Nos. 333-220096, 811-23282

Dear Ms. Lithotomos:
On behalf of the Trust, below are its responses to the comments you provided us on October 14, 2021 with regard to the Trust’s preliminary proxy statement (the “Proxy Statement”) relating to the proposal to approve a new advisory agreement between the Trust, on behalf of each of its series, and PFM Asset Management, LLC (“PFMAM”).
The Proxy Statement was filed with the U.S. Securities and Exchange Commission (“Commission”) on October 6, 2021.
Below we have provided your comments and the Trust’s response to each comment.  All capitalized terms not otherwise defined herein have the meaning given to them in the Proxy Statement.
1.
Comment: Provide supplementally an explanation of why the Schedule 14A Proxy Statement has been filed for the Trust and a registration statement on Form N-14 was filed on behalf of the other registrant advised by PFMAM.

Response. In connection with U.S. Bank’s purchase of PFMAM, PFMAM has decided to reorganize the money market fund in its other registrant into an existing money market fund that is sponsored by U.S. Bancorp Asset Management, Inc., which is an affiliate of U.S. Bank.  As a result, the registration statement on Form N-14 has been filed for that fund.  Conversely, each series of the Trust will continue its separate existence following the closing of the Transaction and, therefore, the Trust’s shareholders are being asked to approve a new advisory agreement with PFMAM because its existing advisory agreement will automatically terminate at the closing of the Transaction as required by the Investment Company Act of 1940 (the “1940 Act”).
2.	Comment: The proxy card that accompanies the Proxy Statement should include a second proposal to allow shareholders to vote for an adjournment if necessary.
Response.  The Trust respectfully declines to accept the comment.  The Proxy Statement and the proxy card explicitly state that the persons named as proxies on the proxy card are authorized to vote, in their discretion, on any adjournments of the Meeting.  As a result, shareholders who execute a proxy will have authorized the named proxies to adjourn the Meeting in their discretion.  The Trust is not aware of any precedent suggesting adjournments are excluded from “matters incident to the conduct of the meeting” under Rule 14a-4(c)(7).  Accordingly, the Trust believes that adjournments are not prohibited by Rule 14a-4(d)(4) because they are matters referred to in Rule 14a 4(c)(7), and that the Proxy Statement and the actions contemplated therein are consistent with Rule 14a-4 as well as with the Trust’s governing documents.
Additionally, as a practical matter, due to the small size of the shareholder base and PFMAM’s direct, institutional relationship with its clients who represent the entirety of the shareholder base, PFMAM does not expect to have an issue obtaining the necessary votes or to have to adjourn the meeting.
3.	Comment: Confirm supplementally that PFMAM’s advisory fees will not increase under the proposed new advisory agreement due to waivers or recoupments.
Response. The Trust so confirms.
4.	Comment: Explain why abstentions and broker non-votes may be counted for purposes of quorum.
Response. The Trust believes that abstentions and broker non-votes may be counted for purposes of determining whether a quorum is present for the Meeting.  A shareholder voting in person or by proxy to abstain is affirmatively acting on a proposal and will be present in person or by proxy to reflect that decision.  Thus, abstaining shareholders may be counted for purposes of determining quorum.  Broker non-votes typically are proxy cards submitted by broker-dealers without voting instructions for a 1940 Act majority item such as the Proposal.  The shares represented by the submitted proxy card, therefore, may be considered as present at the Meeting and may count toward quorum.  As noted in the Proxy Statement, however, both abstentions and broker non-votes, while counting for quorum purposes, effectively will count as votes against the Proposal.
* * *
Please direct any questions or comments relating to this filing to me at the above-referenced telephone number.

Very truly yours,

/s/Jonathan M. Kopcsik
Jonathan M. Kopcsik

cc:	Leo Karwejna PFM Asset Management LLP

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